UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2011

Commission File Number  000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia  V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3

MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Argentex Mining Corporation (the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia  V6E 4A6\

Item 2         Date of Material Change

June 27, 2011

Item 3         News Release

The news release was disseminated through Marketwire on June 27, 2011.

Item 4         Summary of Material Change

Effective June 27, 2011, the Company’s trading symbol on the OTC Bulletin Board for its common shares will change from “AGXM” to “AGXMF”.

Item 5        Full Description of Material Change

5.1 Full Description of Material Change

Effective June 27, 2011, the trading symbol for the Company’s common stock on the OTC Bulletin Board has changed from “AGXM” to “AGXMF” as a result of the Company’s redomicile from the State of Delaware to the Province of British Columbia, Canada.  The Company’s trading symbol on the TSX Venture Exchange, “ATX”, is not expected to change.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7        Omitted Information

None

Item 8        Executive Officer

Kenneth Hicks, President, (604) 568-2496

Item 9        Date of Report

June 27, 2011

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Announces New Trading Symbol “AGXMF” on OTCBB

Vancouver, BC, Canada - June 27, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) advises that as a result of its redomicile into the Province of British Columbia, which was previously announced on June 13, 2011, it is has become a foreign private issuer in the United States.  Effective today, its trading symbol on the OTCBB has been changed from AGXM to AGXMF.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced late-stage exploration projects in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 projects located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and on the OTCBB under the symbol AGXMF.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, Chief Financial Officer and Treasurer
Date:  June 27, 2011